Exhibit 2.3

Equity Purchase Agreement

In respect of

Daqing Anxin Tongwei Alcohol Manufacturing Limited

Signed on June 26, 2008

This Equity Purchase Agreement (hereinafter referred to as this “Agreement”) was entered into at Daqing Hotel, Daqing City on June 26, 2008, by and among the following parties:

(A)    Yan Zhen’an, Chinese nationality with ID No. 230621196712083938 and address in Room 502 Entrance 4 Dianxin Apartment, Minzhu Street, Zhaozhou Town, Zhaozhou County, Daqing;

Daqing Jiulong Fine Chemical Limited, a company duly incorporated and existing under the Chinese laws, with the legal address in Daqing Linyuan Chemical Park;

(Hereinafter referred to as the “Original Investors”

(B)    Heilongjiang Siyang Law Firm, a law firm duly incorporated and existing under the Chinese laws with the legal address in No. 107 Longfeng Street, Longfeng District, Daqing (hereinafter referred to as the “Manager”);

(C)    Shandong Borun Industrial Co., Ltd (or its designated affiliated company), a company duly incorporated and existing under the Chinese laws with the legal address in Bohai Industrial Park of Shouguang, Shandong Province (hereinafter referred to as the “New Investor”).

1. General Provisions

1.1 Whereas

(a)       Daqing Anxin Tongwei Alcohol Manufacturing Limited (hereinafter referred to as the “Company”) is a limited liability company funded and established by the Original Investors, of which Yan Zhen’an holds 70% equities and Daqing Jiulong Fine Chemical Limited holds 30%.

(b)      The People’s Court of Datong District, Daqing (hereinafter referred to as the “People’s Court of Datong District”) has accepted the Company’s application for bankruptcy on July 26, 2007 and also designated the Manager;

(c)       The People’s Court of Datong District has approved the Company’s reorganization plan, the Manager is looking for the new investor and the Original Investors are willing to transfer all the equities to the New Investor; and

(d)      The New Investor agrees to accept all the Company’s equities held by the Original Investors (hereinafter referred to as the “Equity”) and become the new investor of the Company.

2. Equity Transfer

2.1  Equity Transfer

In accordance with the terms and conditions of this Agreement, the Original Investors transfer to the New Investor and the New Investor accepts from the Original Investors all the 100% equities of the Company.

2.2 Equity Purchase Price and Debts Assumption

In accordance with the Company’s reorganization plan, the equity transfer price shall be RMB zero. The New Investor shall assume the Company’s debts totaling RMB139 million (hereinafter referred to as the “Reorganization Debts”) as ruled and confirmed by the People’s Court of Datong District, Daqing, and the difference, if any, between the debts as announced in the original reorganization plan and the aforesaid Reorganization Debts shall be settled through the coordination of related creditors by the People’s Court of Datong District and the Manager, and shall be irrelevant to the New Investor.

The New Investor shall, in accordance with the stipulations of this Agreement, pay the Reorganization Debts to the account of the People’s Court of Datong District, and the People’s Court of Datong District and the Manager shall be responsible for distributing them to the relevant creditors.

2.3  Terms and Time Limit of Payment of Reorganization Debts

The New Investor shall pay the Reorganization Debts to the account of the People’s Court of Datong District in three installments in accordance with the following stipulations:

1.      The payment for the first installment shall be RMB20 million, of which the New Investor shall pay RMB10 million as the security deposit within 10 days after the conclusion of this Agreement and RMB10 million within 10 days after the hand-over date, and the security deposit shall be directly converted as the payment for the first installment.

2.      The payment for the second installment shall be RMB89 million, which the New Investor shall pay within six months after the relevant rulings by the People’s Court of Datong District take effect.

(1)   Within three months after the verdict takes effect, Daqing Anxin Tongwei Alcohol Manufacturing Limited after its equity change registration (Daqing Borun Bio-Technology Limited) shall sign an Loan Extension Agreement with the three guarantee creditors including Daqing Commercial Bank Co., Ltd., the Business Department of the Agricultural Development Bank of China Daqing Branch and Daqing Industrial and Commercial Investment Co., Ltd., to extend or onlend the above secured debts for at least 3 years, and the interest incurred as of the date of loan transfer (extension) shall be assumed by Daqing Anxin Tongwei Alcohol Manufacturing Limited after its equity change registration (Daqing Borun Bio-Technology Limited).

(2)   Within 6 months after the verdict takes effect or within 1 month after the certificates and approval documents listed in the following paragraph are obtained (whichever is later), the New Investor shall pay the balance of the second installment, i.e. RMB 41, 198, 317 yuan to the People’s Court of Datong District. If the New Company fails to receive the following certificates and approval documents within 6 months, the New Investor may apply to this court for ruling on postponed payment so as to pay the amount in a lump sum after receiving the following certificates:

The valid National Production License for Industrial Products (Edible Alcohol) that has passed the annual review; the validly renewed Hygiene License; the written reply to the environmental impact assessment of Phase I Project after the rename of the Company; the filing on records concerning the Company’s obtaining the Business License that has passed the latest annual review and the completion of the new capital verifiction report; the filing on records of the rename of the Confirmation of Filing On Records of Daqing Enterprise Investment Project (1 Million Tons/Year Corn Deep-Processing Expansion Project) (Qing Tong Jing Ji Bei An [2006] No. 7); and the State Land Use Certificate for the 139,319.5 square meters of land obtained by the Company for Phase III Project.

3.     The payment for the third installment shall be RMB30 million, which the New Investor shall pay within twelve months after the verdict of the People’s Court of Datong District takes effect.

The New Investor shall pay RMB30 million to the account of this Court within twelve months after the verdict takes effect. But under the following circumstances, the New Investor may apply for the payment after it is ruled by the People’s Court that the New Investor has obtained relevant written replies:

(1)   Within 12 months after the verdict of the court takes effect, phases 1, 2 and 3 of the environmental project have been completed resulting in emissions that meet the national standard, but no official written response to the trial run and final acceptance of environmental protection has been received by the Company;

(2)   Within 12 months after the verdict of the court takes effect, the Company has completed phases 1, 2 and 3 of the environmental project, with emissions meeting the national standard, but only the official written response to the trial operation has been received. The New Investor may apply to this court for a ruling about postponed payment of RMB 10 million yuan, which will be paid to this court after the New Company has obtained the official written response to the final acceptance of environmental protection.

3.   Taking Effect

This Agreement shall take effect as of the date when the People’s Court of Datong District issues the rulings, approves the amount of reorganization debts and payment time limit and confirms the New Investor’s purchase of all the Company’s equity.

4.   Asset Handover and Equity Change

The Original Investors and the Manager shall deliver to the New Investor all the Company’s account books, bills, files and drawings (including but not limited to the design and construction drawings for Phase I, Phase II and Phase III Projects), bank accounts and filed chops (handling chop and signature change with banks), the Company’s certificates, licenses and seals and the Company’s assets (see Appendix I: Lists of the Company’s Assets) within 3 days after this Agreement takes effect; meanwhile, both parties shall complete the handling of the change registration of the Company’s legal representative, equity and name (the name of the Company shall be modified as Daqing Borun Bio-Technology Limited (subject to the name approved by the industrial and commercial administration authority)) and the filing on records of the change of the Board of Directors, the Board of Supervisors and the Articles of Association to make the New Investor become the only shareholder of the Company and obtain the modified Business License. The date when the New Investor obtains the aforesaid assets and the modified Business License shall be the hand-over date.

5. Other Clauses

5.1 Representations and Warranties of the Original Investors and the Manager

(a)        During the period of being the shareholders of the Company, the Original Investors have not been engaged in any act unfavorable to the Company’s interests either in their capacity as the shareholder or through their designated directors, managers or other personnel, including but not limited to such acts as providing guarantees to others in the name of the Company without the Company’s participation in the real transactions and signing contracts with others in the name of the Company. If any interest of the Company is damaged due to any illegal act during the period of being the shareholders of the Company, the Original Investors shall compensate the New Investor.

(b)        During the due diligence by the New Investor in the Company, the copies of the documents provided by the Original Investors and the Manager to the auditors, assessors and lawyers of the New Investor are all in conformity with the originals, all the signatures and seals are truthful and valid, and all the documents are truthful, complete and accurate, free from anything hidden, omitted or false. In case of any reduction of the relevant assets and properties during the handover, the New Investor shall be entitled to deduct the relevant amount from the reorganization debts.

(c)        The New Investor shall assume the reorganization debts totaling RMB139 million after the bankruptcy of Daqing Anxin Tongwei Alcohol Manufacturing Limited. If there is any difference with the amount of repayment as determined according to the organization plan, the shortage shall be assumed by the Original Investors. With regard to the debts reduced or exempted according to the reorganization plan, as of the completion of the execution of the relevant rulings by the Court, the New Investor shall no long assume the repayment responsibility.

(d)        In the event that any debt or asset take-back rights arise from any lawsuit, arbitration and enforcement proceeding involving the New Investor or the Company that have actually occurred or may occur before the hand-over date, or that any unregistered creditor claims any creditor’s rights to the New Investor or the Company after the hand-over date for any debts and debt-related interest, overdue penalty, default penalty or liquidated damages that existed before the hand-over date, the Original Investors shall settle and handle the aforesaid claims, and neither the New Investor nor the Company shall be held liable therefor. The Original Investors shall indemnify and hold the New Investor and the Company harmless from and against any losses suffered as a result thereof.

5.2 Cancellation of the Contract

Where the Agreement entered into by and between the New Investor and the People’s Government of Datong District is cancelled according to law, this Agreement shall also be cancelled.

5.3 Settlement of Disputes

If any dispute in respect of this Agreement remains unresolved after friendly consultations, it shall be submitted to the Shanghai Sub-Commission of China International Economic and Trade Arbitration Commission for arbitration. The award of the arbitration shall be final and binding upon both parties.

5.4 Appendices

The Appendices to this Agreement shall be a part of this Agreement, same as the official text of this Agreement.

5.5 Counterparts

This Agreement shall be executed in six counterparts, one for each of the Parties to this Agreement, and the other two for handling the bankruptcy and reorganization of the Company.

Appendix I: Lists of the Company’s Assets

The list of fixed assets including machine equipment and projects under construction (including the warehouse (with a floor area of 444 square meters) in Phase III Project); the list of State land use rights for Phase I, Phase II and Phase III Projects and of the premises; and the list of inventories of the Company.

I.              The list of fixed assets of Phase I, Phase II and Phase III Projects as listed in the Detailed List for Asset Assessment of Daqing Anxin Tongwei Alcohol Manufacturing Limited (Wei Zhen Zi Ping Zi No. 19 (2008) issued by Weifang Zhengde Asset Assessment Firm;

II.            The warehouse (with a floor area of about 444 square meters) in Phase III Project;

III.           The land use rights under the State Land Use Certificate (Da Qing Guo Yong No. 020306 (2005) ratified by the People’s Government of Daqing on July 11, 2005;

IV.           The land use rights under the State Land Use Certificate (Da Qing Guo Yong No. 004126 (2006) ratified by the People’s Government of Daqing on July 11, 2005;

V.            The land use rights under the Construction Land Planning License (No. 200605) for the land for Phase III Project and under the Letter on Preliminary Examination Opinions on Land Use for 1 Million Tons/Year Corn Deep-Processing Expansion Project (Qing Guo Tu Zi Yu Shen Zi No. 122 [2006]) issued by the State Land Resources Administration of Daqing on October 17, 2006;

VI.           List of Premises:

No.	Serial No. of Premises Ownership Certificate
1	Qing Fang Quan Zheng Da Tong Qu Zi No. NA251433
2	Qing Fang Quan Zheng Da Tong Qu Zi No. NA251441
3	Qing Fang Quan Zheng Da Tong Qu Zi No. NA251423
4	Qing Fang Quan Zheng Da Tong Qu Zi No. NA251404
5	Qing Fang Quan Zheng Da Tong Qu Zi No. NA251427
6	Qing Fang Quan Zheng Da Tong Qu Zi No. NA251458
7	Qing Fang Quan Zheng Da Tong Qu Zi No. NA251417
8	Qing Fang Quan Zheng Da Tong Qu Zi No. NA200942
9	Qing Fang Quan Zheng Da Tong Qu Zi No. NA200941
10	Qing Fang Quan Zheng Da Tong Qu Zi No. NA200940
11	Qing Fang Quan Zheng Da Tong Qu Zi No. NA200938
12	Qing Fang Quan Zheng Da Tong Qu Zi No. NA200936
13	Qing Fang Quan Zheng Da Tong Qu Zi No. NA200934

VII.          List of inventories including but not limited to coal, steel products and a number of parts and components.

IN WITNESS WHEREOF, the Parties have caused their respective duly authorized representatives to sign this Agreement, all as of the date first written above.

The Original Investors:

Yan Zhen’an

By:	/s/ Authorized Person

Daqing Jiulong Fine Chemical Limited (official seal)

By:	/s/ Authorized Person

The New Investor: Shandong Borun Industrial Co., Ltd (official seal)

By:	/s/ Authorized Person

The Manager: Heilongjiang Siyang Law Firm (official seal)

By:	/s/ Authorized Person